EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Metals USA Holdings Corp.

	Predecessor Company(1)				Successor Company(1)
	Year ended December 31, 2004		Period from January 1, 2005 to November 30, 2005		Period from May 9, 2005 (date of inception) to December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007		Year ended December 31, 2008
COMPUTATION OF EARNINGS
Income (loss) before taxes	$167.8		$70.2		$(3.2)		$65.1		$18.7		$118.7
Net interest expense	8.4		12.0		4.1		54.6		87.0		87.9
Interest portion of operating lease expense	5.4		5.2		0.5		6.1		6.7		6.4

Earnings	$181.6		$87.4		$1.4		$125.8		$112.4		$213.0

COMPUTATION OF FIXED CHARGES
Net interest expense	$8.4		$12.0		$4.1		$54.6		$87.0		$87.9
Capitalized interest	—		—		—		—		—		—
Interest portion of operating lease expense	5.4		5.2		0.5		6.1		6.7		6.4

Fixed Charges	$13.8		$17.2		$4.6		$60.7		$93.7		$94.3

RATIO OF EARNINGS TO FIXED CHARGES	13.3	x	5.1	x	0.3	x	2.1	x	1.2	x	2.3	x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—		$—		$3.2		$—		$—		$—

(1)	On November 30, 2005, Flag Acquisition Corporation, a wholly owned subsidiary of Flag Intermediate Holdings Corporation which is a wholly owned subsidiary of Metals USA Holdings Corporation (formerly named Flag Holdings Corporation) acquired Metals USA, Inc. with Metals USA, Inc. being the surviving company. Metals USA Holding Corp., Flag Intermediate Holdings Corporation and Metals USA, Inc. are herein referred to the “Successor Company” after the merger on November 30,2005. Metals USA Holdings Corp., Flag Intermediate Holding Corporation and Flag Acquisition Corporation conducted no operations from May 9, 2005 (date of inception) to November 30, 2005. Metals USA, Inc., prior to the merger, is referred to as the “Predecessor Company”.